OLD MUTUAL ABSOLUTE RETURN INSTITUTIONAL FUND, L.L.C.
                           c/o Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                            Rye Brook, New York 10573

                                  June 13, 2008

                                   VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

    Re: Old Mutual Absolute Return Institutional Fund, L.L.C. (the "Registrant")
        REGISTRATION FILE NO. 333-139654

Dear Mr. Grzeskiewicz:

     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on June 13, 2008 or as soon as practicable thereafter.

     Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                         OLD MUTUAL ABSOLUTE RETURN INSTITUTIONAL
                         FUND, L.L.C.


                         By: /s/ Ross Weissman
                             -----------------------------
                             Name: Ross Weissman
                             Title: Chief Financial Officer

                         OLD MUTUAL INVESTMENT PARTNERS


                         By: /s/ Mark Black
                             -----------------------------
                             Name:  Mark Black
                             Title: Chief Financial Officer